Exhibit 99.1

VIA ELECTRONIC TRANSMISSION

April 6, 2011

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: NORTHCORE TECHNOLOGIES INC

We are pleased to confirm that copies of the following materials were mailed to registered shareholders on April 5, 2011.

1. Proxy
2. Supplemental Mailing Request Form
3. Notice of Annual Meeting of Shareholders & Management Information Circular
4. Online Voting Insert
5. Proxy Return Envelope

Yours Truly,
EQUITY FINANCIAL TRUST COMPANY

“Michael Lee”
Manager, Client Relations
Telephone: 416.361.0930 ext.236
mlee@equityfinancialtrust.com

c.c. Jenn Javier, Administrator, Client Relations